Exhibit 2.1

AMENDMENT AGREEMENT

This Amendment Agreement (the “Agreement”) by and between PowerUp Acquisition Corp. (“Purchaser”), PowerUp Merger Sub II, Inc. (“Merger Sub”), Srirama Associates, LLC (“Sponsor”), Stephen Quesenberry (“Seller Representative”) and Aspire Biopharma, Inc. (“Company”) is dated and effective as of this 5th day of September 2024. Each of Purchaser, Merger Sub, Sponsor, Seller Representative and the Company are a “Party,” and collectively, the “Parties.”

RECITALS

WHEREAS, the Parties are parties to that certain Agreement and Plan of Merger dated as of August 26, 2024 (the “Merger Agreement”).

WHEREAS, as part of on-going due diligence following the execution of the Merger Agreement, the Parties acknowledge and agree that the amount of Merger Consideration set forth in the Merger Agreement is inconsistent with the aggregate post-Closing ownership percentage of the Company Stockholders that the Parties had anticipated as part of the consummation of the Transaction.

WHEREAS, as part of on-going due diligence following the execution of the Merger Agreement, the Parties acknowledge and agree that the size of the pool of available equity in the Purchaser Equity Incentive Plan for the initial fiscal year following Closing set forth in the Merger Agreement is inconsistent with what the Parties had anticipated as part of the consummation of the Transaction.

WHEREAS, as part of on-going due diligence following the execution of the Merger Agreement, the Parties acknowledge and agree that the Parties need additional time to complete the Company Disclosure Schedules and Purchaser Disclosure Schedules as required in Section 5.26 of the Merger Agreement;

WHEREAS, the Parties believe it is in their collective best interests to adjust the size of the pool of available equity in the Purchaser Equity Incentive Plan for the initial fiscal year following Closing set forth in the Merger Agreement to be consistent with what the Parties had anticipated as part of the consummation of the Transaction;

WHEREAS, the Parties believe it is in their collective best interests to adjust the amount of Merger Consideration to be consistent with the aggregate post-Closing ownership percentage of the Company Stockholders that the Parties had anticipated as part of the consummation of the Transaction; and

WHEREAS, the Parties believe it is in their collective best interests to extend the Disclosure Schedule Delivery Date as defined in Section 5.26 of the Merger Agreement.

NOW, THEREFORE, in exchange for the covenants and agreements contained in this Waiver, the sufficiency of which is acknowledged by the Parties, the Parties agree as follows:

AGREEMENT

1. Acknowledgment. The recitals set forth above are and for all purposes shall be interpreted as being an integral part of this Agreement, constituting acknowledgments and agreements by and between the Parties hereto, and are incorporated in this Agreement by this reference.

2. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

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3. Amendments. Pursuant to Section 9.9 of the Merger Agreement, the Parties hereby agree the following Amendments:

a. Incentive Equity Plan. Section 5.25 of the Merger Agreement shall be replaced in its entirety with the following:

5.25. Incentive Equity Plan. Prior to the Effective Time, the Purchaser shall adopt, subject to the approval of the shareholders of Purchaser, a new equity incentive plan in a form and substance reasonably acceptable to the Purchaser and the Company, with each such party’s acceptance not to be unreasonably withheld, conditioned or delayed (the “Purchaser Equity Incentive Plan”). The Purchaser Equity Incentive Plan will constitute an amendment, restatement and continuation of the Company Benefit Plans such that the Purchaser Equity Incentive Plan shall also provide for a number of shares of Purchaser Common Stock (or a synthetic equivalent) reserved for issuance equal to the greater of (a) ten percent (10%) of the Purchaser Common Stock to be issued and outstanding immediately after the Closing and (b) 5,000,000 shares of Purchaser Common Stock, and shall include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Purchaser Equity Incentive Plan such that the total number of shares available for issuance under the Purchaser Equity Incentive Plan is equal to ten percent (10%) of the total number of shares of Purchaser Common Stock then-issued and outstanding as of the last day of the prior fiscal year or such lesser amount as determined by the compensation committee of the Purchaser.

b. Disclosure Schedule Delivery Date. Section 5.26 of the Merger Agreement shall be replaced in its entirety with the following:

5.26. Disclosure Schedules. The Company shall provide Purchaser the final-form Company Disclosure Schedules no later than September 18, 2024 (the “Disclosure Schedule Delivery Date”), and Purchaser shall provide the Company the final-form Purchaser Disclosure Schedules no later than the Disclosure Schedule Delivery Date. Purchaser and the Company, respectively, shall have until the end of the seventh (7th) calendar day following the Disclosure Schedule Delivery Date to review the disclosing Party’s disclosure schedules and notify the disclosing Party of any item listed or omitted on the disclosure schedule that has a material impact on the non-disclosing Party’s willingness or ability to consummate the Transaction (each a “Disclosure Issue Notice”). The disclosing Party shall cure the items set forth in Disclosure Issue Notice within seven (7) calendar days following receipt of the Disclosure Issue Notice. Failure to timely cure any items set forth in the Disclosure Issue Notice shall allow the non-disclosing Party to terminate this Agreement pursuant to Section 7.1(i).

c. Merger Consideration. The definition of “Merger Consideration” set forth in Section 10.1 of the Merger Agreement shall be replaced in its entirety with the following:

“Merger Consideration” means (a) $350,000,000, less (b) the amount by which the Company’s cash at Closing is less than the Minimum Cash Condition (but only in the event the Minimum Cash Condition is waived by Purchaser), if any, less (c) Company Indebtedness at Closing.

4. Integration. The terms set forth in Article 9 of the Merger Agreement are hereby integrated into this Waiver as if they were contained herein.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Purchaser:

POWERUP ACQUISITION CORP.

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer

Sponsor:

SRIRAMA ASSOCIATES, LLC

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	President

Merger Sub:

POWERUP merger Sub II, Inc.

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer

Company:

ASPIRE BIOPHARMA, INC.

By:	/s/ Kraig Higginson
Name:	Kraig Higginson
Title:	Chief Executive Officer

Seller Representative:

/s/ Stephen Quesenberry
Stephen Quesenberry

[Signature Page to Amendment Agreement]

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